MONDIAL VENTURES, INC.

January 26, 2010

Staff comment letter on Form 10-K for the Fiscal Year Ended December 31, 2006

John Cannarella

Dear John Cannarella,

1.	Item 8A Controls and Procedures, page 25

We have revised our conclusion disclosure in clear and unqualified language. The conclusion now states;

"Based upon their evaluation of our controls, the chief executive officer and principal accounting officer have concluded that, the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared.  There were no changes in our internal controls that occurred during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls."

2.	Exhibit 31.1 and Exhibit 31.2

We have eliminated the references to the Chief Executive Officer’s and Chief Financial Officer’s titles in the introductory paragraph. We confirm that the inclusion of the Chief Executive Officer’s and Chief Financial Officer’s titles in the introductory paragraphs of our certifications was not intended to limit the capacity in which such individuals provided the certifications.

Please note the company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do note foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Marc Juliar

27 CHICORA AVE
TORONTO, ON
M5R 1T7